DRYWORLD BRANDS, INC.

701 Anacapa Street, Suite C

Santa Barbara, CA 93101

December 23, 2022

VIA EDGAR

Attorney Joshua Shainess

Legal Branch Chief

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

Re:	Dryworld Brands, Inc.
Offering Statement on Form 1-A: Request for Qualification
File No. 024-11702

Dear Mr. Shainess:

Entertainment Arts Research, Inc. (the “Company”), hereby requests qualification of the Company’s above-referenced Offering Statement on Form 1-A (“Offering Statement”) effective at 4:00 PM EST on Tuesday, December 27, 2022, or as soon as practicable thereafter. We confirm that the State of Colorado is prepared to qualify the offering. We are aware that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Commission.

We appreciate your prompt attention to this matter. Please notify me if you need anything further.

Sincerely,

/s/ Matt Weingart
Matt Weingart